# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blend Labs, Inc., CIK 0001855747
CUSIP: 09352U108
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Date of event which requires filing of this statement: 08/17/2025
Amends the filing with accession number 0001193125-24-132234
Filed by CIK 0002022284
Persons authorized to receive notices and communications: Della P. Richardson, 405 Colorado Street, Suite 1600, Austin, Texas (TX), 78701, 512-987-7314

## Reporting persons
- Haveli Brooks Aggregator, L.P. (CIK 0002022121): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 60,388,199; sole dispositive power 0; shared dispositive power 60,388,199; aggregate amount beneficially owned 60,388,199 (19.3% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock") of Blend Labs, Inc. (the "Issuer") issuable upon conversion of 150,000 shares of Series A Convertible Preferred Stock, par value $0.00001 per share, (the "Series A Preferred Stock") of the Issuer, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of warrants with an exercise price of $4.50 per share (the "Warrants") and (iii) 3,123,242 shares of Class A Common Stock.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 255,696,747 shares outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, as filed with the Securities and Exchange Commission on August 7, 2025 (the "Q2 2025 10-Q"), (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Haveli Investments Software Fund I GP, LLC (CIK 0002022122): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 60,388,199; sole dispositive power 0; shared dispositive power 60,388,199; aggregate amount beneficially owned 60,388,199 (19.3% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 3,123,242 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 255,696,747 shares outstanding as of July 31, 2025, as reported in the Q2 2025 10-Q, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Haveli Software Management LLC (CIK 0002022117): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 60,388,199; sole dispositive power 0; shared dispositive power 60,388,199; aggregate amount beneficially owned 60,388,199 (19.3% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 3,123,242 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 255,696,747 shares outstanding as of July 31, 2025, as reported in the Q2 2025 10-Q, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Whanau Interests LLC (CIK 0002022120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 60,388,199; sole dispositive power 0; shared dispositive power 60,388,199; aggregate amount beneficially owned 60,388,199 (19.3% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 3,123,242 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 255,696,747 shares outstanding as of July 31, 2025, as reported in the Q2 2025 10-Q, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Haveli Investment Management LLC (CIK 0002022286): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 60,388,199; sole dispositive power 0; shared dispositive power 60,388,199; aggregate amount beneficially owned 60,388,199 (19.3% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 3,123,242 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 255,696,747 shares outstanding as of as of July 31, 2025, as reported in the Q2 2025 10-Q, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Haveli Investments, L.P. (CIK 0002022284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 60,388,199; sole dispositive power 0; shared dispositive power 60,388,199; aggregate amount beneficially owned 60,388,199 (19.3% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 3,123,242 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 255,696,747 shares outstanding as of July 31, 2025, as reported in the Q2 2025 10-Q, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Brian N. Sheth (CIK 0001782665): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 60,518,199; sole dispositive power 0; shared dispositive power 60,518,199; aggregate amount beneficially owned 60,518,199 (19.3% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 3,253,242 shares of Class A Common Stock, including 130,000 shares of Class A Common Stock held in a family trust for which Mr. Sheth's spouse is the trustee.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 255,696,747 shares outstanding as of July 31, 2025, as reported in the Q2 2025 10-Q, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Blend Labs, Inc.
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Comment: The statement on Schedule 13D filed on May 6, 2024 (the "Original Schedule 13D") is hereby amended as set forth below by this Amendment No. 1 ("Amendment No. 1" and, together with the Original Schedule 13D, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 1 amends and supplements the Original Schedule 13D by adding the following:

On August 17, 2025, the Board, at the request of Aggregator, provided written approval for Aggregator to acquire beneficial ownership of up to 24.9% of the Issuer's outstanding Class A Common Stock. Prior to that approval, the Investment Agreement restricted, subject to certain customary exceptions, Aggregator from acquiring beneficial ownership of more than 19.9% of the Issuer's outstanding Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 on each of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment No. 1 amends and supplements the Original Schedule 13D by adding the following:

Exhibit 6. Amended and Restated Annex A

## Signatures
- Haveli Brooks Aggregator, L.P.: /s/ Brian N. Sheth, Brian N. Sheth / Chief Executive Officer and Chief Investment Officer (08/18/2025)
- Haveli Investments Software Fund I GP, LLC: /s/ Brian N. Sheth, By: Whanau Interests LLC, its Sole Member By: Brian N. Sheth / Managing Member (08/18/2025)
- Haveli Software Management LLC: /s/ Brian N. Sheth, Brian N. Sheth / Chief Executive Officer and Chief Investment Officer (08/18/2025)
- Whanau Interests LLC: /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (08/18/2025)
- Haveli Investment Management LLC: /s/ Brian N. Sheth, Brian N. Sheth / Chief Executive Officer and Chief Investment Officer (08/18/2025)
- Haveli Investments, L.P.: /s/ Brian N. Sheth, By: Whanau Interests LLC, its General Partner By: Brian N. Sheth / Managing Member (08/18/2025)
- Brian N. Sheth: /s/ Brian N. Sheth, Brian N. Sheth (08/18/2025)